Gary R. Kabureck

Vice President and Chief Accounting Officer

March 8, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549-5546

Attn:	Cecilia D. Blye
James Lopez

Re:	Xerox Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed: February 22, 2005
File No. 1-4471

Dear Ms. Blye and Mr. Lopez:

This letter is in response to the comments of the Staff in its letter on the above-referenced matter dated February 9, 2006 and our telephone conversations with Mr. Lopez of the Staff. The numbered paragraphs below set forth the comments of the Staff together with our responses.

1. We note from your website that you may have operations associated with Iran, Syria and Sudan, which are identified as state sponsors of terrorism by the U.S. State Department and subject to economic sanctions imposed, in part, as a result of actions in support of terrorism and/or pursuit of weapons of mass destruction and missile programs. We note that your Form 10-K does not contain any disclosure about operations in these countries. With a view to disclosure, please address the materiality of your contacts with these countries. Your response should describe your current, historical and anticipated operations in, and contact with, these countries, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements. For example, your response should address the status and nature of your relationships with Nazir Hadaya & Company, Odyssey Co. Ltd., and Balli Group/Balrox Ltd, companies listed on your website as contacts for you in Syria, Sudan and Iran, respectively. We note also a public media report that Xerox products are sold in Iran.

Xerox Corporation

800 Long Ridge Road

Stamford, Connecticut 06904

Telephone 203-968-3684

Facsimile 203-968-3918

Response:

As disclosed in the Xerox Corporation (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2004, we are a technology and services enterprise and a leader in the global document market with $15.7 billion in revenues in 2004. We distribute and sell our products in over 130 countries worldwide.

In our Form 10-K, we disclose revenues by reportable segment and provide geographic area data for the United States, Europe and Other Areas. We do not disclose revenues on a country-basis unless the geographic area is comprised of a single country (i.e., the United States).

In Europe, Africa, the Middle East, India and parts of Asia, we distribute our products through Xerox Limited, a company established under the laws of England, and related non-U.S. companies (collectively “Xerox Limited”). Xerox Limited enters into distribution agreements with unaffiliated third parties covering distribution of our products in certain countries located in these regions. In the early and mid-1990s, Xerox Limited entered into its existing distribution agreements with Balrox Ltd., Odyssey Co. Ltd. and Nazir Hadaya & Company, each an unaffiliated third party, covering distribution of our products in Iran, Sudan and Syria, respectively. In addition, Xerox Limited has agreements with other unaffiliated third parties covering distribution of Xerox products in the Middle East region, including in Iran and Syria.

In 2004 and 2005, we did not have, nor do we currently have, any business operations, assets or liabilities in Iran, Sudan or Syria other than our obligations under the distribution agreements. We maintain an export and sanctions compliance program and believe that we have been and are in compliance with applicable U.S. laws and government regulations as they relate to Iran, Sudan and Syria.

Xerox Limited is terminating all its distribution agreements related to sales in Iran, Sudan and Syria and expects that, by the end of 2006, it will have only legacy obligations such as providing spare parts and supplies to these third party distributors for sales in Iran, Sudan and Syria. In 2004, we had total revenues of $15.7 billion, of which less than $10 million in the aggregate was attributable to Iran, Sudan and Syria. As a result of the termination of these agreements, we anticipate that our revenues attributable to these countries will decline over time.

The revenues derived from sales in Iran, Sudan and Syria under the distribution agreements are de minimis and, therefore, we believe such sales are quantitatively immaterial. As discussed in more detail in our response to comment 3 below, we also believe that the sales of our products in these countries are qualitatively immaterial because (i) these sales occur solely through agreements between non-U.S. Xerox entities and unaffiliated third parties; (ii) these sales are subject to our company-wide export and sanctions compliance program; and (iii) the distribution agreements are being terminated. Accordingly, we believe our sales in Iran, Sudan and Syria under the distribution agreements are not material to a reasonable investor and do not pose material financial or reputational risks to the Company.

Additionally, the revenues derived from all other contractual arrangements in Cuba, Iran, Libya, North Korea, Sudan and Syria, including trademark, intellectual property, software and licensing agreements, are de minimis (no royalties in 2005) and, therefore, we believe are quantitatively immaterial. As discussed in more detail in our response to comment 3 below, we also believe that these arrangements are qualitatively immaterial.

2. In your materiality analysis, please discuss whether your operations or contacts in these countries, if any, constitute a material investment risk for your security holders. Please also address the impact on your business of any operational challenges or regulatory compliance challenges resulting from any contacts with Syria, Iran or Sudan.

Response:

Xerox has a corporate policy mandating adherence to all U.S. laws and government regulatory requirements. Xerox Limited’s distribution agreements relating to sales in Iran, Libya, Syria and Sudan are subject to our regulatory compliance function. We monitor and review compliance with U.S. laws and regulatory requirements related to each of these countries, and we believe we maintain a company-wide program for compliance with export and sanctions regulations.

3. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Syria, Iran and Sudan, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding the state pension fund assets investing in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran, Syria and Sudan.

We have also considered qualitative factors that a reasonable investor would consider important when making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. We assessed the materiality of Xerox Limited’s distributorship arrangements with unaffiliated third parties for sales of our products in Iran, Sudan and Syria and believe that they would not have a material impact on investor sentiment, our reputation or our share value. The primary factors we considered were:

•	the distribution agreements related to sales in Iran, Sudan and Syria are being terminated and, accordingly, our revenues derived from these countries are expected to decline;

•	as a result of our company-wide, export and sanctions compliance program, we believe we have been, and are, in compliance with applicable U.S. laws and government regulations as they relate to Iran, Sudan and Syria;

•	the absence of any Xerox business operations, assets or liabilities in Iran, Sudan and Syria, other than our obligations under the distribution agreements;

•	the lack of a U.S. Xerox entity presence in Iran, Sudan or Syria, or as a party to the distribution agreements entered into by Xerox Limited; and

•	the agreements entered into by Xerox Limited (a non-U.S. entity) as they relate to these countries are solely for distribution through unaffiliated third parties of a limited selection of our products.

Based on the foregoing, as well as the quantitative immateriality of the de minimis amount of revenues derived under the distribution agreements related to these countries, we believe that sales of our products in Iran, Sudan and Syria under Xerox Limited’s distribution agreements are not material and do not pose material financial or reputational risks to the Company.

We supplementally advise the Staff that in January 2006, Xerox Limited entered into a distribution agreement with an unaffiliated third party covering distribution of our products in Libya. As the Staff requested, we respectfully advise you that this distribution agreement provides for Xerox Limited to establish minimum annual sales and service targets with respect to Libya, after consultation with the distributor, after taking into account the market development and potential, the level of technical development and other relevant factors in Libya. For 2006, due to Xerox Limited’s recent entry into such contract, the sales target for Libya has not been established. A service target is not relevant under this agreement because the distributor is responsible for all service arrangements related to products it sells in Libya. Libya is also designated as a state sponsor of terrorism by the U.S. Department of State. The decision to enter into this distribution agreement was made in light of recent U.S. federal government actions that have lifted the country-wide embargo previously imposed on Libya. Our sales in Libya through this distribution agreement will be subject to our export and sanctions compliance program and will be in accordance with applicable U.S. laws and government regulations as they relate to Libya.

We advise the Staff that we have no distribution agreements related to Cuba or North Korea, two other countries the U.S. Department of State has designated as state sponsors of terrorism.

We also supplementally advise the Staff that we have trademark licensing agreements with unaffiliated third parties pursuant to which those third parties license our trademarks for use on approved products generally on a worldwide basis, excluding specific countries. Although we do not believe our trademarks have been used in Cuba, Iran, North Korea, Sudan or Syria pursuant to these agreements, we are nonetheless in the process of amending them to specifically exclude Cuba, Iran, North Korea, Sudan and Syria from the defined territory covered by the agreements. The decision not to exclude Libya from the territory covered by the agreements was made in light of recent U.S. federal government actions that have lifted the country-wide embargo previously imposed on Libya. The trademark licensing agreements provide for royalties from the licensee as consideration for use of our licensed trademarks on approved products. In 2005, we were not paid any royalties pursuant to our trademark license agreements related to use in Cuba, Iran, Libya, North Korea, Sudan and Syria.

We assessed the materiality of our trademark licensing agreements with unaffiliated third parties for use of our trademarks on approved products in Cuba, Iran, Libya, North Korea, Sudan and Syria and believe that they would not have a material impact on investor sentiment, our reputation or our share value. The primary factors we considered were:

•	we do not believe that our trademarks have been used in Cuba, Iran, Libya, North Korea, Sudan or Syria pursuant to these licensing agreements and we have not been paid royalties from use in such countries;

•	these trademark licensing agreements that permit the use of our trademarks in Cuba, Iran, North Korea, Sudan and Syria are nonetheless being amended to specifically exclude those countries and, accordingly, we do not expect to derive any revenues from these countries in the future;

•	we maintain trademark registrations in Iran, North Korea and Sudan to prevent unauthorized persons from using the Xerox trademarks in those countries;

•	the absence of any Xerox business operations, assets or liabilities in Cuba, Iran, Libya, North Korea, Sudan or Syria, other than our obligations under the distribution agreements described above; and

•	the lack of a U.S. Xerox entity presence in Cuba, Iran, Libya, North Korea, Sudan or Syria.

Based on the foregoing and our belief that we have been, and are, in compliance with applicable U.S. laws and government regulations as they relate to Cuba, Iran, Libya, North Korea, Sudan and Syria, as well as the quantitative immateriality of the de minimis (no royalties in 2005) amount of revenues derived under the trademark licensing agreements related to Cuba, Iran, Libya, North Korea, Sudan and Syria, we believe that use of our trademarks in these countries under the trademark licensing agreements are not material and do not pose material financial or reputational risks to the Company.

In addition, we have worldwide software and technology licenses that do not specifically prohibit licensees from using our software and technology in Cuba, Iran, Libya, North Korea, Sudan and Syria. Although we do not believe our software and technology have been used in Cuba, Iran, North Korea, Sudan or Syria pursuant to these licenses, we are nonetheless in the process of amending them to specifically exclude Cuba, Iran, North Korea, Sudan and Syria from the defined territory covered by the agreements. The decision not to exclude Libya from these agreements was made in light of recent U.S. federal government actions that have lifted the country-wide embargo previously imposed on Libya. We believe the reputational risk associated with these licenses is de minimis because our brand is not associated with the products in which the software and technology are used. In the past, a limited number of sales have been made to embassies of certain of these countries by foreign Xerox affiliates. We believe such sales were made in accordance with applicable U.S. laws and government regulations. Also, our customers may use our products in these countries even though they are originally intended for use elsewhere. Accordingly, some of our products, through no action on our part, may be found in Cuba, Iran, Libya, North Korea, Sudan or Syria. We believe such transfers by our customers do not pose material financial or reputational risks to the Company.

Based on our belief that both the sales of our products in Iran, Sudan and Syria under the distribution agreements and our licensing arrangements with respect to Cuba, Iran, Libya, North Korea, Sudan and Syria are neither quantitatively nor qualitatively material, we do not believe any disclosure is required in our Annual Reports on Form 10-K. Nonetheless, as discussed with the Staff, we have included the following disclosure in our Annual Report on Form 10-K for the year ended December 31, 2005, which was filed on February 21, 2006. The disclosure was included in Part I, Item 1. Business, under the Marketing and Distribution sub-caption, as the third and fourth paragraphs:

In Europe, Africa, the Middle East, India and parts of Asia, we distribute our products through Xerox Limited, a company established under the laws of England, and related non-U.S. companies (collectively “Xerox Limited”). Xerox Limited enters into distribution agreements with unaffiliated third parties covering distribution of our products in certain countries located in these regions, including Iran, Sudan and Syria. Iran, Sudan and Syria, among others, have been designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions. We maintain an export and sanctions compliance program and believe that we have been and are in compliance with applicable U.S. laws and government regulations related to these countries. In addition, we had no assets, liabilities or operations in these countries other than liabilities under the distribution agreements. As a result of the termination of these agreements, we anticipate that our revenues attributable to these countries will decline over time. Xerox Limited is terminating its distribution agreements related to these countries and expects that, by the end of 2006, it will have only legacy obligations such as providing spare parts and supplies to these third party distributors. In 2005, we had total revenues of $15.7 billion, of which less than $10 million was attributable to Iran, Sudan and Syria.

In January 2006, Xerox Limited entered into a five-year distribution agreement with an unaffiliated third party covering distribution of our products in Libya. Libya is also designated as a state sponsor of terrorism by the U.S. Department of State. The decision to enter into this distribution agreement was made in light of recent U.S. federal government actions that have lifted the country-wide embargo previously imposed on Libya. Our sales in Libya through this distribution agreement will be subject to our export and sanctions compliance program and will be in accordance with applicable U.S. laws and government regulations as they relate to Libya.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any remaining questions or comments relating to the above, please contact our Associate General Counsel, Samuel Lee, at (203) 968-4695, or our attorneys at Cravath, Swaine & Moore LLP, specifically, LizabethAnn Eisen at (212) 474-1930. Alternatively, I can be reached at (203) 968-3684. Thank you very much for your consideration of this matter.

Very truly yours,

Xerox Corporation
/s/ Gary R. Kabureck
By:	Gary R. Kabureck
Title:	Vice President and Chief Accounting Officer